FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	June	…………………………………………………… ,	2011

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	June 9, 2011	….	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice Regarding the Results of the Tender Offer for Shares in ELK CORPORATION and the Change of Subsidiary

June 9, 2011

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Toshihide Aoki General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Completion of Tender Offer for Shares in ELK

CORPORATION by Subsidiary

Canon Inc.’s subsidiary, Canon Marketing Japan Inc. (Securities code: 8060, listed on the First Section of the Tokyo Securities Exchange), decided at its Board of Directors meeting held April 21, 2011, to acquire shares of common stock in ELK CORPORATION (Securities code: 9833, listed on the Second Section of the Osaka Securities Exchange) through tender offer. The tender offer commenced on April 22, 2011, and was completed on June 8, 2011. The results of the tender offer are described in the attached document.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

June 9, 2011

Canon Marketing Japan Inc.

President and CEO Masami Kawasaki

TSE Code: 8060

Tokyo Stock Exchange (First Section)

Inquiries:

Yoshiyuki Matsusaka

Executive Officer

Group Executive

Communications Headquarters

+81-3-6719-9095

Notice Regarding the Results of the Tender Offer for Shares in ELK CORPORATION and the

Change of Subsidiary

Canon Marketing Japan (the “Bidder” or the “Company”) decided to acquire common shares in ELK Corporation (Code: 9833, listed on the Second Section of the Osaka Securities Exchange, hereinafter referred to as the “Target Company”) through tender offer based on the Financial Instruments and Exchange Act (Act No. 25 of 1948 including any subsequent amendments thereto; hereinafter referred to as the “Act”) (hereinafter referred to as the “Tender Offer”) at a board of directors’ meeting held on April 21, 2011 and commenced the Tender Offer on April 22, 2011. The Tender Offer period expired on June 8, 2011. The Company announces the results of the Tender Offer as described below.

Please also be informed that, as a result of the Tender Offer, the Target Company is scheduled to become a consolidated subsidiary of the Company on June 15, 2011 (settlement start date of the Tender Offer).

I. Results of the Tender Offer

1.	Outline of the Tender Offer
(1)	Name and address of the Bidder

   Canon Marketing Japan Inc.

   16-6 Konan 2-chome, Minato-ku, Tokyo

(2)	Name of the Target Company

   ELK Corporation

(3)	Type of shares, etc. subject to the Tender Offer

   Common shares

(4) Number of shares to be purchased

Number of shares to be purchased	Lower limit of the number of shares to be purchased	Upper limit of the number of shares to be purchased
5,665,372	3,778,900	—

Note 1.

In case the total number of tendered shares does not reach the predetermined lower limit (3,778,900), the Company will not acquire any of the tendered shares. In the case where the total number of tendered shares is equal to or greater than the predetermined lower limit (3,778,900), the Company will acquire all of the tendered shares.

2.	The Company does not intend to acquire any of the treasury shares held by the Target Company through the Tender Offer.

3.

As there is no upper limit in the number of shares to be purchased in the Tender Offer, the number indicated above as the number of shares to be purchased (5,665,372) represents the maximum number of shares in the Target Company that can be purchased by the Bidder in the Tender Offer. Said maximum number is calculated as the total number of common shares issued by the Target Company as of March 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target Company (submitted on April 1, 2011) less the number of treasury shares owned by the Target Company as of March 31, 2011 (788,317) as stated in the same report.

4.

The number indicated above as the lower limit in the number of shares to be purchased (3,778,900) is calculated by rounding up to the nearest share unit the number of shares equivalent to 66.7% (3,778,804 (rounded up to the nearest whole number)) of the number of shares (5,665,372) calculated as the total number of common shares issued by the Target Company as of March 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target Company (submitted on April 1, 2011) less the number of treasury shares owned by the Target Company as of March 31, 2011 (788,317) as stated in the same report.

5.

Shares less than one unit will also be subject to the Tender Offer. In the case where a holder of shares less than one unit has exercised his/her right to demand purchase of shares less than one unit pursuant to the provisions of the Companies Act, the Target Company may purchase its own shares during the purchase period of the Tender Offer (the “the Tender Offer Period”) in accordance with the procedure prescribed in the applicable laws and regulations. In this case, the Target Company purchases said shares at a price determined in accordance with the provisions of applicable laws and regulations and the Share Handling Regulations of the Target Company.

(5) The period of the Tender Offer

1)	The originally submitted period of the Tender Offer

Friday, April 22, 2011 – Wednesday, June 8, 2011 (30 business days)

2)	Possibility of extension at the request of the Target Company

    Not applicable.

(6)	Tender Offer Price

670 yen per common share

2.	Results of the Tender Offer
(1)	Success or failure of the Tender Offer

The Tender Offer has been subject to the condition that if the total number of tendered shares does not reach the predetermined lower limit (3,778,900), the Company will not acquire any of the tendered shares. Since the actual total number of tendered shares (5,480,112) successfully exceeded the lower limit (3,778,900), the Company will acquire all of the tendered shares as stated in the public notice of commencement of the tender offer and the tender offer notification (meaning the one that has been subject to addition or correction as per the subsequently submitted amendment to tender offer notification).

(2)	Date of public notice of the results of the Tender Offer and the name of the newspaper for the public notice

The results were made public to media organizations at Tokyo Stock Exchange, Inc. on June 9, 2011, in a manner prescribed in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965 including any subsequent amendments thereto) and Article 30-2 of the Cabinet Office Ordinance on the Disclosure of Takeover Bids by Non-issuers (Ordinance of the Ministry of Finance No. 38 of 1990 including any subsequent amendments thereto), pursuant to Article 27-13, Paragraph 1 of the Act.

(3)	Number of shares, etc. purchased

Type of shares, etc.	(i) Number of tenders converted into shares	(ii) Number of purchases converted into shares
Shares	5,480,112	5,480,112
Share options	—	—
Bonds with share options	—	—
Shares, etc. trust beneficiary certificate ( )	—	—
Shares, etc. depositary receipt( )	—	—
Total	5,480,112	5,480,112
(Total number of potential share, etc.)	—	( —)

(4)    Shareholding ratio of the shares, etc. after the Tender Offer

Number of voting rights pertaining to shares, etc., held by the Bidder before the Tender Offer	—	(Percentage of shareholding before the Tender Offer -%)
Number of voting rights pertaining to shares, etc., held by persons who have a special relationship before the Tender Offer	—	(Percentage of shareholding before the Tender Offer -%)
Number of voting rights pertaining to shares, etc., held by the Bidder after the Tender Offer	54,801	(Percentage of shareholding after the Tender Offer 96.73%)
Number of voting rights pertaining to shares, etc., held by persons who have a special relationship after the Tender Offer	—	(Percentage of shareholding after the Tender Offer --%)
Total number of voting rights held by all shareholders of the Target Company	56,649

Note 1.

“Total number of voting rights held by all shareholders of the Target Company” represents the number of voting rights held by all shareholders as stated in the Quarterly Report for the third quarter of the 55th fiscal term of the Target Company (submitted on February 14, 2011). However, since all shares issued by the Tender Offer (excluding treasury shares held by the Target Company) are subject to the Tender Offer, the “Percentage of shareholding before the Tender Offer” and the “Percentage of shareholding after the Tender Offer” are calculated by using as the denominator of the calculation formula the number of voting rights (56,653) pertaining to the number of shares (5,665,352) calculated as the total number of common shares issued by the Target Company as of May 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target Company (submitted on June 1, 2011) less the number of treasury shares owned by the Target Company as of May 31, 2011 (788,337) as stated in the same report. (The number of shares per share unit of the Target Company is 100.)

2.	“Percentage of shareholding after the Tender Offer” is calculated by rounding off fractions to the second decimal place.

(5) Calculation if the purchase for the Tender Offer is conducted by the method of proportional distribution Not applicable.

(6)	Settlement method

1)	Name and the location of the head office of a securities house, a bank, etc. handling the settlement

SMBC Nikko Securities Inc. 3-1, 3-chome, Marunouchi, Chiyoda-ku, Tokyo, Japan

2)	Settlement start date

Wednesday, June 15, 2011

3)	Settlement method

A notice on purchase under the Tender Offer will be mailed to the address of the persons who grant an approval for the purchase of shares, etc. or apply for the sale of shares pertaining to the Tender Offer (the “Applicant Shareholders”) (or, in the case of an Applicant Shareholder who is a resident in a foreign nation (including shareholders who are judicial persons; hereinafter referred to as “Foreign Shareholders”), the standing proxy of the Applicant Shareholder residing in Japan (the “Standing Proxy”)) without delay after the closing of the Tender Offer Period.

Purchase will be settled in cash. The tender offer agent specified in (11) below will remit proceeds pertaining to the sale of shares to the address designated by Applicant Shareholders (or, in the case of Foreign Shareholders, their Standing Proxies) without delay after settlement begins.

3. Post-acquisition policies and future prospects

(1)	Post-acquisition policies

The post-acquisition policies have not been changed from those stated in the “Notice of the Commencement of Tender Offer for Shares in ELK CORPORATION” dated April 21, 2011 and the “Notice of Submission of the Amendment to Tender Offer Notification and the Amendment to the ‘Notice of the Commencement of Tender Offer for Shares in ELK CORPORATION’” dated May 13, 2011.

As of the date of this notice, the common shares of the Target Company are listed in the Second Section of the Osaka Securities Exchange. However, since the Company intends to follow the procedure for acquiring all common shares issued by the Target Company (excluding treasury shares held by the Target Company), upon completion of this procedure, the common shares of the Target Company will be delisted in accordance with the delisting criteria of the Osaka Securities Exchange through the procedure predetermined by the Exchange. Specific procedures to be followed going forward will be publicly notified by the Target Company promptly after they are decided based on the consultation between the Company and the Target Company.

(2)	Prospects for the impact on future performance

The Company is currently analyzing the impact of the Tender Offer on the performance forecast for the current fiscal term. If it is found that the forecast needs to be revised, a revised forecast will be promptly disclosed.

4.	Places where the copies of tender offer report are made available for public inspection

Canon Marketing Japan Inc.	16-6 Konan 2-chome, Minato-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	8-16, Kitahama 1-chome, Chuo-ku, Osaka

II. Change of Subsidiary

1.	Reason for the change

As noted in “I. Results of the Tender Offer,” as a result of the Tender Offer, the Target Company is scheduled to become a consolidated subsidiary of the Company on June 15, 2011 (settlement start date of the Tender Offer).

2.	Outline of the new subsidiary (ELK Corporation)

(1)	Name	ELK Corporation
(2)	Address	1-15 Higashi Koraibashi, Chuo-ku, Osaka
(3)	Title and name of the company representative	President Mr. Keiji Matsumoto
(4)	Business	Sales and manufacturing of medical-related items and medical equipment
(5)	Capitalization	2,533,499,200 yen
(6)	Date of incorporation	May 21, 1956
(7)	Major shareholders and the percentage of their shareholdings (as of September 30, 2010)

Nishimoto Real Estate Co., Ltd.

Haruo Nishimoto

Nishimoto Trade Partner Stock Ownership Association

Carestream Health Japan Co., Ltd.

Yasuo Nishimoto

Aiko Nishimoto

Wahei Takeda

Resona Bank, Ltd.

Nippon Life Insurance Company

Seiko Nishimoto

20.80% 10.66% 4.83% 3.66% 2.36% 2.33% 2.33% 2.28% 2.23% 1.76%
(8)	Relationship between the listed company and the Target Company (as of June 9, 2011)
	Capital ties	Not applicable.
	Personnel ties	Not applicable.
	Trade relations	The Company and its affiliates sell X-ray digital equipment and other products to and purchase blood pressure monitors and other products from the Target Company.
	Related party status	Not applicable.

(9)	Consolidated operating results and consolidated financial position (in millions of yen with fractions less than one million yen disregarded, except as noted otherwise)
	Fiscal year	Fiscal year ended March 31, 2009	Fiscal year ended March 31, 2010	Fiscal year ended March 31, 2011
	Consolidated net assets	7,175	7,244	7,170
	Consolidated total assets	17,569	17,826	17,836
	Consolidated net assets per share (yen)	1,215.82	1,269.31	1,265.63
	Consolidated sales	22,730	24,296	21,412
	Consolidated operating profit	(181)	219	71
	Consolidated ordinary profit	(170)	196	97
	Consolidated net income	(716)	183	24
	Consolidated net income per share (yen)	(121.31)	32.03	4.38
	Dividend per share (yen)	10	10	10

3.	Number of shares acquired, acquisition cost, and status of shares before and after acquisition
(1)	Number of shares held by	—
	the Company before	(Number of voting rights: —)
	acquisition	(Percentage of shareholding: —%)
(2)	Number of shares acquired	5,480,112
		(Number of voting rights: 54,801)
		(Percentage to the total number of issued shares: 84.91%)
		(Acquisition cost: 3,671 million yen)
(3)	Number of shares held by	5,480,112
	the Company after	(Number of voting rights: 54,801)
	acquisition	(Percentage of shareholding: 84.91%)

Note 1.

In the calculation of “Percentage of shareholding” and “Percentage to the total number of issued shares,” the total number of common shares issued by the Target Company as of May 31, 2011 (6,453,689) as stated in the Share Buyback Report of the Target Company (submitted on June 1, 2011) is used as the denominator.

2.	Figures in “Percentage of shareholding” and “Percentage to the total number of issued shares” are calculated by rounding off fractions to the second decimal place.

4.	Scheduled date of change

Wednesday, June 15, 2011, which is the settlement start date of the Tender Offer

5.	Future outlook

The Company is currently analyzing the impact of the change of subsidiary on the performance forecast for the current fiscal term. If it is found that the forecast needs to be revised, a revised forecast will be promptly disclosed.